Exhibit 99.1

Franco-Nevada To Release First Quarter 2015 Results

First Quarter Results Release:	May 6th after market close

Conference Call and Webcast:	May 7th 8:30 am ET

Dial-in Numbers:	Toll-Free: 1-888-231-8191
International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until May 14th, 2015 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 28835263

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com